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                            October 21, 2020

       Lisa Cohn
       Executive Vice President, General Counsel and Secretary
       AIMCO-LP, Inc.
       4582 South Ulster Street, Suite 1700
       Denver, CO 80237

                                                        Re: AIMCO-LP, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted September
30, 2020
                                                            CIK 0001820877

       Dear Ms. Cohn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted September 30, 2020

       Summary
       Our Company, page 1

   1. We note that you will retain a portfolio of 98 multifamily properties and that Aimco and the New OP will hold a
portfolio of development and redevelopment properties in
                                                        addition to a portfolio
of 11 stabilized properties and certain other assets, which will provide revenue to help
meet on-going liquidity needs. Please provide more detail to as to how these specific
assets were selected and clarify any methodology used to allocate such assets.
 Lisa Cohn
AIMCO-LP, Inc.
October 21, 2020
Page 2
Reasons for the Spin-Off, page 9

2. Please briefly describe the material negative factors that the board considered when determining whether to engage in the spin-off transaction. Conditions to the Spin-Off, page 65

3. We note your statement that the Aimco board of directors can, in their sole discretion, waive certain conditions to the spin-off, including that:
(i) all actions and
         filings necessary under federal or state securities laws related to the transaction shall have been taken; (ii) the acceptance of AIR's common stock for listing;
(iii) any material
         government authorizations necessary to consummate the spin-off shall have been obtained; (iv) the receipt of a tax opinion from counsel that AIR will be organized in conformity with the requirements for qualification as a REIT; and (v) no preliminary or permanent injunction shall be in effect that prevents the consummation of the Spin-Off.
         Please update your disclosure to discuss to potential consequences to stockholders if the
         Aimco board of directors waives such conditions and proceeds with the spin-off.
Notes to Unaudited Pro Forma Combined Financial Statements, page 76

4. We note your adjustment (C) to the Unaudited Pro Forma Consolidated Balance Sheet
         does not appear to reflect the repaid property debt for the joint venture transaction. We further note your adjustment (C) to the Unaudited Pro Forma Consolidated Statements of
         Operations appears to reflect the repaid property debt for the joint venture transaction.
         Please tell us how you determined it was appropriate to reflect this repaid property debt on the Unaudited Pro Forma Consolidated Statements of Operations but not on Unaudited
         Pro Forma Consolidated Balance Sheet. Reference is made to Article 11 of Regulation S-
         X.
5. We note your adjustment (H) to your Unaudited Pro Forma Consolidated Statements of
       Operations. Please disclose the terms of the note receivable due from New OP.
FirstName LastNameLisa Cohn
6. It appears that you revised your pro forma financial information to remove an adjustment
Comapany    NameAIMCO-LP,
       for the                  Inc.
               master services agreement.    Please tell us how you determined
it was unnecessary
Octoberto21,
          reflect
             2020anPage
                    adjustment
                        2        for this agreement.
FirstName LastName
 Lisa Cohn
FirstName LastNameLisa Cohn
AIMCO-LP,    Inc.
Comapany
October 21,NameAIMCO-LP,
            2020          Inc.
October
Page 3 21, 2020 Page 3
FirstName LastName
Non-GAAP Measures, page 92

7.       We note your response to comment 7. Please address the following:
             Please elaborate on how you determined Economic Income provides a measure of return to your shareholders given that shareholders can only monetize their return through the receipt of dividends and through selling their shares in the public markets.
             Please tell us how you derived Economic Income of 6.8% for 2019 and of 10%
            compounded annual return over the last five years as of December 31, 2019.
             Please tell us how Economic Income compares to the actual return a stockholder realized during 2019.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 108

8. We note your response to comment 5 and your revisions to your filing that the estimated fair market value of your unencumbered communities is calculated in the same manner as
         GAV. Please tell us if the assumptions underlying the calculations of the estimated fair value of your unencumbered communities are materially different from the assumptions underlying total GAV. To the extent they are materially different, please tell us how you determined it was unnecessary to disclose the assumptions underlying the calculations of the estimated fair value of your unencumbered communities.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction